Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Special Committee Provides Update

June 29, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TSX - CEF.A and CEF.U) provides the following update concerning the special committee of the board of directors of Central Fund (the "Special Committee" or the "Committee") formed to consider the previously announced requisition for a special meeting of the holders of Class A non-voting shares of Central Fund. The requisition was received from 1891868 Alberta Ltd. ("1891868"), which claims to be a wholly-owned subsidiary of Sprott Asset Management LP ("Sprott"). On June 23, 2015, 1891868 filed an application in the Court of Queen’s Bench of Alberta against Central Fund and its directors seeking certain relief under the Business Corporations Act (Alberta), including on grounds of oppression.

After the application was commenced, the mandate of the Special Committee was expanded to include consideration of the requisition and court application, and other governance matters, including consideration of the administration arrangements of Central Fund. The Special Committee continues to seek advice concerning the validity of the shareholder meeting requisition and the steps that Central Fund should take in response to the requisition. The Committee also has confirmed its membership as being comprised of Messrs. Bruce Heagle (Chair), Glenn Fox and Jason Schwandt, each of whom is an independent director of Central Fund.

The Special Committee has retained Bennett Jones LLP as its counsel.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At June 26, 2015, the Class A shares of Central Fund were backed 99.6% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878